INCEPTION MINING INC.

5330 SOUTH 900 EAST, SUITE 280A

MURRAY, UTAH 84117

July 19, 2019

Via EDGAR

United States Securities and Exchange Commission

Attn: Ruari Regan

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Inception Mining Inc.
Registration Statement on Form S-1
Filed June 3, 2019
File No. 333-231917

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, July 23, 2019 at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

●	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Inception Mining Inc.

/s/ Trent D’Ambrosio
Trent D’Ambrosio
Chief Executive Officer